

June 1, 2012

<u>Via Email</u>
Chanda Kochhar
Managing Director & Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

> **Re: ICICI Bank Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed September 29, 2011**
> **File No. 001-15002**

Dear Ms. Kochhar:

We have reviewed your April 26, 2012 response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

1. Please refer to our previous comments four through 11, 13-18, 20, 22-24, 26, 28-29, and 31-33. As requested, please provide us with a draft of your proposed disclosure revisions that clearly identifies new or revised disclosures.

Consolidated Financial Statements, page F-1
Schedules forming part of the Consolidated Accounts, page F-20
Schedule 18: Notes Forming Part of the Accounts, page F-30
16. Segmental Information, page F-77

2. Please refer to our previous comment 19. We note your response; however it remains unclear why you allocate interest revenue and expense to the segments but do not reflect

the segments' assets and liabilities on a basis consistent with how you allocated the revenues and expenses.   Please tell us and revise your future filings to explain the reasons for allocating interest income and expense but not the related assets and liabilities, discuss how management uses this information to manage the segments, and discuss why management considers this method of allocation useful. As part of your response, please provide us with a draft of your proposed disclosure revisions that clearly identifies new or revised disclosures.

20. Differences between Indian GAAP and US GAAP, page F-87
2. Stockholders' equity reconciliation, page F-88
a) Allowance for Loan Losses, page F-89

3. Please refer to our previous comment 25. We note your response; however it remains unclear how you determined the additional loan losses on the portfolio acquired from the erstwhile Bank of Rajasthan in excess of the credit losses included in your expected future cash flows of these loans upon purchase was determined. Please address the following:

   • Clarify whether your estimate of expected future cash flows used to determine the fair value of the purchased loans included consideration of reduced cash flows due to expected credit loss. If so, please tell us the factors considered or events that occurred subsequent to purchase that caused you to conclude that your original assumptions of projected default rates and loss severities for these loans were no longer representative of the credit loss inherent in the loans at the reporting date. If not, please tell us why not.
   • Discuss whether you evaluate the purchased loans from the Bank of Rajasthan as separate pools of loans. If not, please tell us why not given that these loans were recorded at the present value of expected cash flows, which should include a measure of expected credit losses and therefore have a different risk of credit loss at the reporting date than your originated loan portfolio.

c) Consolidation, page F-93

4. We note your response to our previous comment 27. It is still not entirely clear to us how you account for your transactions with the Reserve Bank of India under the Liquidity Adjustment Facility. For example, you describe a two-step process, but it is not clear when the second step takes place in relation to the first step. Additionally, it is not entirely clear how interest income and interest expense would be the same under Indian GAAP and U.S. GAAP unless each time you enter into a repurchase agreement with the Reserve Bank of India you also enter into a reverse repurchase agreement with the Reserve Bank of India for an equal amount. Please advise, and provide example disclosure that you would propose to include in future filings to clarify how these transactions are recorded.

Chanda Kochhar
ICICI Bank Limited
June 1, 2012
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you
have any questions.

                                        Sincerely,

                                        /s/ Stephanie J. Ciboroski

                                        Stephanie J. Ciboroski
                                        Senior Assistant Chief Accountant